

First Quarter Report

**20
20**

Management's Discussion and Analysis

For The Period Ended March 31, 2020

This management's discussion and analysis ("MD&A") for Sandstorm Gold Ltd. and its subsidiary entities (collectively "Sandstorm", "Sandstorm Gold" or the "Company") should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three months ended March 31, 2020 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements including International Accounting Standard 34–Interim Financial Reporting ("IAS 34"). Readers are encouraged to consult the Company's audited consolidated financial statements for the year ended December 31, 2019 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to May 7, 2020 and all figures are stated in U.S. dollars unless otherwise noted.

Company Highlights

OPERATING RESULTS

▶ Attributable Gold Equivalent ounces sold[1] (as defined hereinafter), for the three months ended March 31, 2020 was 13,393 ounces compared with 14,071 ounces for the comparable period in 2019.

▶ Revenue for the three months ended March 31, 2020 was $21.3 million compared with $18.2 million for the comparable period in 2019.

▶ Cash flows from operating activities, excluding changes in non-cash working capital[1], for the three months ended March 31, 2020 was $14.4 million compared with $12.8 million for the comparable period in 2019.

▶ Cost of sales, excluding depletion, for the three months ended March 31, 2020 was $4.2 million compared with $3.4 million for the comparable period in 2019.

▶ Average cash costs[1] for the three months ended March 31, 2020 of $314 per Attributable Gold Equivalent ounce compared with $241 per Attributable Gold Equivalent ounce for the comparable period in 2019.

▶ Cash operating margins[1] for the three months ended March 31, 2020 of $1,279 per Attributable Gold Equivalent ounce compared with $1,050 per Attributable Gold Equivalent ounce for the comparable period in 2019.

[1]   *Refer to section on non-IFRS and other measures of this MD&A.*

OTHER

▶ Due to the unknown long-term effects of the current global health pandemic, Sandstorm withdrew the Company's 2020 production guidance. The extent to which actions taken to reduce the spread of COVID-19 will affect global mining production and sales levels during 2020, including some of the mines which Sandstorm receives its royalty revenue or gold ounces from, is not known at this time. The Company is monitoring and regularly assessing the impact of the pandemic on its partners' operations and its own operations. Based on Sandstorm's business continuity plans, which have led to a seamless transition and an uninterrupted flow of business, all of Sandstorm Gold Ltd.'s employees are able to work remotely.

▶ During the three months ended March 31, 2020, the Company purchased and cancelled approximately 4.6 million common shares for total consideration of $23.5 million.

▶ As a result of adverse diamond market conditions, during the three months ended March 31, 2020, the Company recorded an impairment charge of $7.9 million on the Diavik royalty.

▶ In April 2020, the Company completed the early warrant exercise incentive program whereby 15 million outstanding and unlisted share purchase warrants were exercised at a price of $3.35 per warrant. The early warrant exercise program helped in removing an overhang of a large block of in-the-money warrants and provided additional capital for future acquisitions. As a growth company, Sandstorm is continually searching for new opportunities to strengthen its portfolio. With the additional $50.3 million in cash from the early warrant exercise, combined with strong operating cash flows, sale of non-core investments and the Company's revolving credit facility, Sandstorm expects to have capital available to propel the Company into the next phase of growth.

Overview

Outlook

Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements ("Gold Streams" or "Streams") from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine's gold, silver, or other commodity ("Gold Equivalent")[1] production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 191 Streams and royalties, of which 20 relate to properties where the underlying mines are producing.

[1]   *Refer to section on non-IFRS and other measures of this MD&A.*

Due to the unknown long-term effects of the current global health pandemic, Sandstorm withdrew the Company's 2020 production guidance. Based on the Company's existing Gold Streams and royalties, attributable Gold Equivalent ounces sold (individually and collectively referred to as "Attributable Gold Equivalent") are forecasted to be approximately 125,000 ounces in 2024.

— KEY PRODUCING ASSETS

Yamana Silver Stream   ◀ YAMANA GOLD INC.

The Company has a silver stream on Yamana Gold Inc.'s ("Yamana") gold-silver Cerro Moro Mine, located in Santa Cruz, Argentina (the "Cerro Moro Mine" or "Cerro Moro"). Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

Based on the cumulative ounces of silver purchased to-date, the Company's current silver entitlement is 20%.

The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. Yamana has also set an exploration objective of adding one million gold equivalent ounces to the mineral inventory at Cerro Moro over the next several years.

Chapada Copper Stream   ◀ LUNDIN MINING CORPORATION

The Company has a copper stream on Lundin Mining Corporation's ("Lundin Mining") open pit gold-copper Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil ("Chapada" or the "Chapada Mine"). Under the terms of the Lundin Mining copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.   4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then

ii.   3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then

iii.   1.5% of the copper produced thereafter, for the life of the mine.

Based on the cumulative pounds of copper purchased to-date, the Company's current copper entitlement is 4.2%.

Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. The ore is treated through a flotation plant with processing capacity of 24 million tonnes of ore per annum. In October 2019, an updated technical report was filed which outlines production through 2050. For more information, visit the Lundin Mining website at www.lundinmining.com.

Houndé Royalty   ◀ ENDEAVOUR MINING CORPORATION

The Company has a 2% net smelter returns royalty ("NSR") based on the production from the Houndé gold mine located in Burkina Faso, West Africa ("Houndé" or the "Houndé Mine") which is owned and operated by Endeavour Mining Corporation ("Endeavour").

The royalty covers the Kari North and Kari South tenements, representing approximately 500 square kilometres of the Houndé property package, and includes a Mineral Reserve of 1.7 million ounces (27.5 million tonnes at 2.0 grams per tonne using a cut-off grade of 0.5 grams per tonne gold, as of December 2018), including the Vindaloo deposit and the Bouéré deposit.

Houndé is an open pit gold mine with a 3.0 million tonne per year processing plant using a gravity circuit and a carbon-in-leach plant. Endeavour recently announced that it has successfully extended the Kari Pump mineralized zone along with discovering additional mineralized zones. A number of the high-priority targets are on the Sandstorm royalty ground.

Endeavour also announced the results of a successful drilling campaign. See www.endeavourmining.com for more information.

Santa Elena Gold Stream   ◀ FIRST MAJESTIC SILVER CORP.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.'s ("First Majestic") open pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to the lesser of $464 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014. First Majestic

recently announced that it has installed a new high intensity grinding mill with a design capacity of 3,000 tonnes per day. First Majestic further anticipates that the new mill will improve overall metallurgical recoveries and lower energy costs compared to traditional ball milling. In April 2020, First Majestic announced that it had temporarily suspended operations at the Santa Elena Mine in accordance with Mexico's Ministry of Health's Decree to mitigate the spread and transmission of COVID-19.

Aurizona Gold Royalty

◀ EQUINOX GOLD CORP.

The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold Corp.'s ("Equinox") open pit Aurizona mine, located in Brazil ("Aurizona" or the "Aurizona Mine"). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. At gold prices above $2,000 per ounce, the royalty is a 5% NSR. The royalty is calculated based on sales for the month and the average monthly gold price. In addition, Sandstorm holds a 2% NSR on Equinox's greenfields exploration ground. At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox can purchase one-half of the greenfields NSR for a cash payment of $10 million.

On July 1, 2019, Equinox achieved commercial production at the Aurizona Gold Mine. A Feasibility Study on the Aurizona project, which was released on July 31, 2017, included estimated Proven and Probable Mineral Reserves of 971,000 ounces of gold (contained in 19.8 million tonnes at 1.5 grams per tonne gold with a cut-off grade of 0.4 grams per tonne from Boa Esperanza and 0.6 grams per tonne from Piaba) with expected annual production of 136,000 ounces. In March 2019, Equinox announced an updated mineral resource estimate whereby the total Measured & Indicated Resources (exclusive of reserves) increased to an estimated 692,000 ounces contained in 12.8 million tonnes at 1.7 grams per tonne gold (cut-off grade of 0.6 grams per tonne for open pit and 1.0 grams per tonne for underground resources). For more information refer to www.equinoxgold.com.

Fruta Del Norte Royalty

◀ LUNDIN GOLD INC.

The Company has a 0.9% NSR on the precious metals produced from Lundin Gold Inc.'s ("Lundin Gold") Fruta del Norte gold project located in Ecuador ("Fruta del Norte" or "Fruta del Norte Mine").

The royalty covers more than 644 square kilometres, including all 30 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains an estimated 5.0 million ounces of gold in 17.6 million tonnes of ore with an average grade of 8.7 grams per tonne, as of September 2018, ranking it amongst the highest-grade gold projects in the world (based on cut-off grade of 3.8 grams per tonne and 5.0 grams per tonne depending on mining method).

In February 2020, Lundin Gold announced that commercial production had been achieved at the Fruta del Norte Mine. However on March 22, 2020, as a result of the recent pandemic, Lundin Gold temporarily suspended operations at the mine and placed it under care and maintenance. While under suspension, Lundin Gold has indicated that it will maintain a workforce at the mine to minimize the impacts of the temporary shutdown.

Black Fox Gold Stream   ◄ MCEWEN MINING INC.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.'s ("McEwen") open pit and underground Black Fox mine, located in Ontario, Canada (the "Black Fox Mine"), and 6.3% of the life of mine gold produced from McEwen's Black Fox Extension, which includes a portion of McEwen's Pike River concessions, for a per ounce cash payment equal to the lesser of $561 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011. McEwen continues to invest in an exploration program which includes surface and underground drilling. For more information refer to www.mcewenmining.com.

Karma Gold Stream   ◄ ENDEAVOUR MINING CORPORATION

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from Endeavour's open pit heap leach Karma gold mine located in Burkina Faso, West Africa ("Karma" or the "Karma Mine") for ongoing per ounce cash payment equal to 20% of the spot price of gold.

The Gold Stream, which on a gross basis requires Endeavour to deliver 100,000 ounces of gold over a five-year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Mine, is syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively.

Bracemac-McLeod Royalty
◀ GLENCORE PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada ("Bracemac-McLeod" or the "Bracemac-McLeod Mine") which is owned and operated by a subsidiary of Glencore PLC ("Glencore").

The Bracemac-McLeod Mine is a high-grade volcanogenic massive sulphide deposit located in the historic and prolific Matagami mining district of Quebec. Continuous mining and milling operations have been active in the Matagami district for over fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Diavik Diamond Royalty
◀ RIO TINTO PLC

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada ("Diavik" or the "Diavik Mine") which is operated by Rio Tinto PLC ("Rio Tinto").

The Diavik Mine is Canada's largest diamond mine. The mine began producing diamonds in January 2003 and has since produced more than 100 million carats from three kimberlite pipes (A154 South, A154 North, and A418). In the fourth quarter of 2018, Rio Tinto announced that it had achieved commercial production at its fourth open pit diamond pipe (A21).

As a result of adverse diamond market conditions, during the three months ended March 31, 2020, the Company recorded an impairment charge of $7.9 million on the Diavik royalty.

Ming Gold Stream
◀ RAMBLER METALS & MINING PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC's ("Rambler") Ming copper-gold mine, located in Newfoundland, Canada (the "Ming Mine"). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2019 metallurgical recoveries, Sandstorm's 2020 gold purchase entitlement was adjusted to 30%.

The Ming Mine has been in operation since 2012 and continued production is expected from both the high-grade Massive Sulphide Zone and the Lower Footwall Zone. For more information refer to www.ramblermines.com.

— OTHER PRODUCING ASSETS

Gualcamayo Royalty   ◂ MINEROS S.A.

The Company has a 1% NSR on the Gualcamayo gold mine (the "Gualcamayo Mine") which is located in San Juan province, Argentina and is owned and operated by Mineros S.A. ("Mineros"). The Gualcamayo Mine is an open pit, heap leach operation. Mineros is a Latin American gold producer with operations in Argentina, Colombia and Nicaragua.

Thunder Creek Royalty   ◂ PAN AMERICAN SILVER CORP.

The Company has a 1% NSR on the gold produced from the Thunder Creek and 144 properties ("Thunder Creek" or the "Thunder Creek Mine") which are part of the Timmins West mine complex in Ontario, Canada which is owned and operated by Pan American Silver Corp. Thunder Creek is an underground mine that has been in production since 2010 and has produced more than 500,000 ounces of gold.

Mine Waste Solutions Royalty   ◂ ANGLOGOLD ASHANTI LTD.

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation ("MWS") which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. ("AngloGold"). MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

San Andres Royalty   ◂ AURA MINERALS INC.

The Company has a 1.5% NSR on the San Andres gold mine (the "San Andres Mine") which is located in La Ùnion, Honduras and is owned and operated by Aura Minerals Inc. ("Aura Minerals"). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay

laboratory and on-site camp facilities. In March 2020, Aura Minerals announced the temporary suspension of mining operations at San Andres pursuant to the orders of the Honduran government in response to the pandemic.

Emigrant Springs Royalty   ◄ NEWMONT CORPORATION

The Company has a 1.5% NSR, payable by Newmont Corporation ("Newmont"), on a portion of the Emigrant Springs gold mine (the "Emigrant Springs Mine") which is located in the Carlin Trend in Nevada, U.S.A. The Emigrant Springs Mine is owned by Nevada Gold Mines LLC which is a joint venture owned 61.5% by Barrick Gold Corporation ("Barrick") and 38.5% by Newmont and operated by Barrick. The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

— DEVELOPMENT ASSETS

Hod Maden   ◄ LIDYA MADENCILIK SANAYI VE TICARET A.S.

The Company has a 30% net profits interest and a 2% NSR on the Hod Maden gold-copper project, which is located in Artvin Province, northeastern Turkey (the "Hod Maden Project" or "Hod Maden"). The project is operated and co-owned by a Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S. ("Lidya"), which owns the remaining interest in the project. Lidya is an experienced Turkish company and is also a joint venture partner with Alacer Gold Corp. on the producing Çöpler mine in Turkey. The Hod Maden Project Preliminary Feasibility Study envisions a conventional underground mine and processing facility producing copper-gold concentrates. The results of the 2018 Preliminary Feasibility Study demonstrate an estimated Proven and Probable Mineral Reserve of 2.6 million ounces of gold and 284.4 million pounds of copper being mined over an 11 year mine life (9.12 million tonnes at 8.9 grams per tonne gold and 1.4% copper or 11.9 grams per tonne gold equivalent based on a 2.6 grams per tonne gold equivalent cut-off grade). The study projects an estimated pre-tax net present value (5% discount rate) of $1.4 billion and an internal rate of return of 60%. It is estimated that gold will be produced at an all-in sustaining cost on a co-product basis[1] of $374 per ounce. For more information refer to www.sandstormgold.com.

A Feasibility Study is currently under way and it is expected to be completed in the second half of 2020, with first production projected by the end of 2022. In conjunction with the study, an Environmental Impact Assessment has been submitted and a public participation meeting was successfully conducted as part of the permitting process.

The 30% Hod Maden net profits interest is a key component of the Company's portfolio, with some of the highlights including:

- **Significant Increase in Expected Future Production:** Hod Maden is an anchor asset that is expected to increase the Company's Attributable Gold Equivalent ounces to approximately 125,000 in 2024.

- **Significant Exploration Upside:** The Hod Maden deposit occurs within a significant 7.0 kilometre long north-south alteration zone. The majority of the exploration drilling has been within a 1.0 kilometre strike length of this alteration zone with several exploration targets identified along strike and parallel to the identified orebody.

- **Strong Partner:** Majority operator Lidya is a strong local partner with experience exploring, developing, permitting and operating projects in Turkey. Lidya is part of a large Turkish conglomerate called Çalik Holding and is currently involved in several projects in Turkey including a partnership with Alacer Gold Corp. on the producing Çöpler mine.

[1]   *Refer to section on non-IFRS and other measures of this MD&A.*

Relief Canyon Gold Stream   ◀ AMERICAS GOLD AND SILVER CORPORATION

The Company has a precious metal stream on the Relief Canyon gold project in Nevada, U.S.A. ("Relief Canyon" or the "Relief Canyon Project"), which is owned and operated by Americas Gold and Silver Corporation ("Americas Gold"). Under the terms of the Stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period beginning in the second quarter of 2020 (the "Fixed Deliveries"). Under certain conditions, the starting date under the Fixed Deliveries may be extended by up to six months. After receipt of the Fixed Deliveries, the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Project for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.

Americas Gold may elect to reduce the 4.0% Stream and NSR on the Relief Canyon Project by delivering 4,000 ounces of gold to Sandstorm (the "Purchase Option"). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4.0% Stream will decrease to 2.0% and the NSR will decrease to 1.0%.

The Relief Canyon Project is a past producing open pit mine located in Nevada, USA at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.'s Rochester mine. Americas Gold recently announced that it had achieved first gold pour and commercial production is expected in the second half of 2020.

Hugo North Extension & Heruga Gold Stream   ◀ **ENTRÉE RESOURCES LTD.**

The Company has a Gold Stream with Entrée Resources Ltd. ("Entrée") to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the Hugo North Extension and Heruga.

In 2018, Entrée released a National Instrument 43-101 Technical Report relating to its interests in the Hugo North Extension and Heruga. The report allows Entrée to discuss preliminary economics for the potential future phases of the Oyu Tolgoi mine, beyond Lift 1, including Lift 2 and Heruga.

Hackett River Royalty

◄ GLENCORE PLC

The Company has a 2% NSR on the Hackett River property located in Nunavut, Canada (the "Hackett River Project" or "Hackett River") which is owned by a subsidiary of Glencore.

Hackett River is a silver-rich volcanogenic massive sulphide deposit and is one of the largest undeveloped projects of its kind. The property contains four massive sulphide bodies that occur over a 6.6 kilometre strike length. A Preliminary Economic Assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 12,000 tonnes per day. The most recent Glencore Reserves and Resources statement, effective December 31, 2019, reported 27.1 million tonnes of Indicated Resources containing 4.5% zinc and 130.0 grams per tonne silver plus 60.0 million tonnes of Inferred Resources with 4.0% zinc and 150.0 grams per tonne silver. For more information refer to www.glencore.com and the Technical Report dated July 26, 2010 under Sabina Gold & Silver Corp.'s profile on www.sedar.com.

Lobo-Marte Royalty

◄ KINROSS GOLD CORPORATION

The Company has a 1.05% NSR on production from the Lobo-Marte project located in the Maricunga gold district of Chile (the "Lobo-Marte Project" or "Lobo-Marte") which is owned by Kinross Gold Corporation ("Kinross").

In 2019, Kinross announced a Scoping Study for Lobo-Marte (effective December 31, 2018). The study estimates a mine life that could extend beyond 10 years and a total life of mine production of approximately 4.1 million ounces of gold at a grade of 1.2 grams per tonne gold from the current Measured and Indicated Resources of 185.4 million tonnes at 1.2 grams per tonne containing 7.0 million ounces. Kinross is now progressing to a Preliminary Feasibility Study with permitting efforts also underway. For more information refer to www.kinross.com.

Agi Dagi & Kirazli Royalty

◄ ALAMOS GOLD INC.

The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey ("Agi Dagi" and "Kirazli", respectively) which are both owned by Alamos Gold Inc. ("Alamos Gold"). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2017 Feasibility Study on Agi Dagi and a 2017 Feasibility Study on Kirazli contemplated both projects as stand-alone open pit, heap leach operations. Under the respective studies, Agi Dagi is expected to produce an average of 177,600 ounces of gold per year over a 6-year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a 5-year mine life. For more information refer to www.alamosgold.com.

Prairie Creek Royalty   ◂ **NORZINC LTD.**

The Company has a 1.2% NSR on the Prairie Creek project (the "Prairie Creek Project") located in the Northwest Territories, Canada and owned by NorZinc Ltd. ("NorZinc"). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by NorZinc and based on a 2017 Feasibility Study has an estimated Proven and Probable Mineral Reserve of 8.1 million tonnes containing 8.6% zinc, 124.2 grams per tonne silver and 8.1% lead. For more information, refer to www.norzinc.com.

Mt. Hamilton Royalty   ◂ **WATERTON PRECIOUS METALS FUND II CAYMAN, LP**

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP.

— SUBSEQUENT EVENTS AND OTHER

Under the Company's normal course issuer bid ("NCIB"), the Company is able, until April 5, 2021, to purchase up to 17.2 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. Under the Company's previous NCIB and during the three months ended March 31, 2020, the Company purchased and cancelled approximately 4.6 million common shares for $23.5 million.

In April 2020, the Company completed the early warrant exercise incentive program whereby 15 million outstanding and unlisted share purchase warrants were exercised at a price of $3.35 per warrant, resulting in an additional $50.3 million in cash. Part of the proceeds were used to pay off the Company's revolving credit facility.

While assessing whether any indications of impairment exist for mineral interests and royalties, consideration is given to both external and internal sources of information. As a result of adverse diamond market conditions, partly exacerbated by the COVID-19 pandemic, the Company estimated the recoverable amount of the Diavik royalty and recorded an impairment charge of $7.9 million.

Summary of Quarterly Results

QUARTERS ENDED

In $000s (except for per share amounts)	Mar. 31, 2020	Dec. 31, 2019	Sep. 30, 2019	Jun. 30, 2019
Total revenue	$ 21,332	$ 23,995	$ 25,778	$ 21,493
Attributable Gold Equivalent ounces sold[1]	13,393	16,113	17,289	16,356
Sales	$ 14,333	$ 17,014	$ 17,518	$ 16,443
Royalty revenue	6,999	6,981	8,260	5,050
Average realized gold price per attributable ounce[1]	1,593	1,489	1,491	1,314
Average cash cost per attributable ounce[1]	314	309	288	301
Cash flows from operating activities	15,374	15,670	14,255	13,449
Net (loss) income	(10,342)	5,316	6,150	2,434
Basic (loss) income per share	(0.06)	0.03	0.03	0.01
Diluted (loss) income per share	(0.06)	0.03	0.03	0.01
Total assets	576,316	623,175	608,817	601,062
Total long-term liabilities	53,221	48,414	51,576	40,727

In $000s (except for per share amounts)	Mar. 31, 2019	Dec. 31, 2018	Sep. 30, 2018	Jun. 30, 2018
Total revenue	$ 18,168	$ 17,458	$ 17,289	$ 18,933
Attributable Gold Equivalent ounces sold[1]	14,071	14,182	14,314	14,465
Sales	$ 12,627	$ 12,523	$ 10,766	$ 13,771
Royalty revenue	5,541	4,935	6,523	5,162
Average realized gold price per attributable ounce[1]	1,291	1,231	1,208	1,309
Average cash cost per attributable ounce[1]	241	292	248	296
Cash flows from operating activities	13,965	10,844	11,092	14,110
Net income	2,497	2,749	2,093	658
Basic income per share	0.01	0.02	0.01	0.00
Diluted income per share	0.01	0.01	0.01	0.00
Total assets	620,143	588,887	577,098	623,430
Total long-term liabilities	47,265	510	582	660

[1]   *Refer to section on non-IFRS and other measures of this MD&A.*

Summary of Quarterly Results



¹   *Refer to section on non-IFRS and other measures of this MD&A.*

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company's operating segments for the three months ended March 31, 2020 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Mineral, royalty and other interests impairments	Income (loss) before taxes	Cash flow from operating activities
Aurizona	GOLD	1,198	$ 1,909	$ -	$ 499	$ -	$ 1,410	$ 1,709
Black Fox	GOLD	903	1,409	502	429	-	478	907
Bracemac-McLeod[1]	VARIOUS	288	458	-	355	-	103	638
Chapada	COPPER	1,654	2,635	838	771	-	1,026	1,796
Diavik	DIAMONDS	293	466	-	635	7,862	(8,031)	1,066
Fruta del Norte	GOLD	304	484	-	234	-	250	149
Houndé	GOLD	1,016	1,618	-	920	-	698	1,275
Karma	GOLD	833	1,343	266	699	-	378	951
Ming	GOLD	68	109	-	64	-	45	109
Santa Elena	GOLD	2,161	3,454	992	122	-	2,340	2,444
Yamana silver stream	SILVER	3,379	5,383	1,611	3,032	-	740	3,772
Other Royalties[2]	VARIOUS	1,296	2,064	-	804	1,015	245	2,240
Corporate		-	-	-	-	-	(10,473)	(1,682)
Consolidated		**13,393**	**$ 21,332**	**$ 4,209**	**$ 8,564**	**$ 8,877**	**$ (10,791)**	**$ 15,374**

[1]   Royalty revenue from Bracemac-McLeod consists of $0.2 million from copper and $0.3 million from zinc.

[2]   Includes royalty revenue from gold of $2.0 million and other base metals of $0.1 million.

Q1 2020

Attributable Gold Equivalent Ounces Sold

Yamana silver stream	3,379oz
Santa Elena	2,161oz
Chapada	1,654oz
Aurizona	1,198oz
Houndé	1,016oz
Black Fox	903oz
Karma	833oz
Fruta del Norte	304oz
Diavik	293oz
Bracemac-McLeod	288oz
Ming	68oz
Other Royalties	1,296oz

Q1 2020

Sales & Royalty Revenues by Region



■ North America
▨ *Canada*
■ South America
□ Other

15%   35%   16%   50%

The Company's operating segments for the three months ended March 31, 2019 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake	GOLD	1,600	$ 2,074	$ 750	$ 126	$ 1,198	$ 2,097
Black Fox	GOLD	650	838	353	204	281	485
Bracemac-McLeod[1]	VARIOUS	503	650	-	394	256	639
Chapada	COPPER	1,951	2,518	760	789	969	1,758
Diavik	DIAMONDS	1,339	1,729	-	1,928	(199)	1,729
Houndé	GOLD	1,426	1,841	-	1,231	610	1,524
Karma	GOLD	2,136	2,765	556	1,357	852	2,376
Ming	GOLD	1,191	1,523	-	700	823	1,523
Santa Elena	GOLD	1,615	2,087	734	98	1,255	1,779
Yamana silver stream	SILVER	637	822	245	536	41	576
Other Royalties[2]	VARIOUS	1,023	1,321	-	638	683	1,277
Corporate		-	-	-	-	(2,675)	(1,798)
Consolidated		**14,071**	**$ 18,168**	**$ 3,398**	**$ 8,001**	**$ 4,094**	**$ 13,965**

[1]   *Royalty revenue from Bracemac-McLeod consists of $0.3 million from copper and $0.4 million from zinc.*

[2]   *Includes royalty revenue from gold of $1.0 million and other base metals of $0.3 million.*

— THREE MONTHS ENDED MARCH 31, 2020 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2019

For the three months ended March 31, 2020, net loss and cash flow from operating activities were $10.3 million and $15.4 million, respectively, compared with net income and cash flow from operating activities of $2.5 million and $14.0 million for the comparable period in 2019. The change is attributable to a combination of factors including:

→ The recognition of $8.9 million in non-cash impairment charges related to the Company's Diavik royalty and certain other royalties within the Company's Other Royalties segment;

→ A $7.0 million decrease in the gains recognized on the revaluation of the Company's investments; whereby, a loss of $5.9 million was recognized by the Company during the three months ended March 31, 2020 primarily driven by the change in fair value of the Americas Gold convertible debenture; while during the three months ended March 31, 2019 the Company recognized a gain of $1.2 million; and

➔ A $0.8 million increase in cost of sales, excluding depletion partly due to increased silver deliveries from Yamana's Cerro Moro mine;

Partially offset by:

➔ An increase in revenue (described in greater detail below).

For the three months ended March 31, 2020, revenue was $21.3 million compared with $18.2 million for the comparable period in 2019. The increase is largely attributable to a 23% increase in average realized selling price of gold, partially offset by a 5% decrease in Attributable Gold Equivalent Ounces sold. In particular, the increase in revenue was driven by:

➔ A $4.6 million increase in sales revenue attributable to the Yamana silver stream largely driven by an increase in the number of silver ounces sold. During the quarter ended March 31, 2020, Sandstorm received a 300,000 ounce silver delivery from Yamana's Cerro Moro Mine whereas in the quarter ended March 31, 2019, silver deliveries from Cerro Moro under the Yamana silver stream had not yet commenced;

➔ A $1.9 million increase in royalty revenue attributable to the Aurizona Mine which commenced commercial production in July 2019; and

➔ A $1.4 million increase in sales revenue attributable to the Santa Elena Mine largely driven by a 34% increase in the number of gold ounces sold;

Partially offset by:

➔ A $2.1 million decrease in revenue attributable to the Bachelor Lake mine Gold Stream as the fixed deliveries under the agreement terminated during the fourth quarter of 2019 and the Company's interest converted into a 3.9% NSR;

➔ A $1.3 million decrease in revenue attributable to the Diavik royalty partly related to a decrease in the average realized selling price of diamonds;

➔ A $1.4 million decrease in sales revenue attributable to the Karma Mine largely driven by a 61% decrease in the number of gold ounces sold as approximately 417 gold ounces expected to be delivered in March 2020 were received in the first week of April 2020; and

→   A $1.4 million decrease in sales revenue attributable to the Ming Mine
    largely driven by a 94% decrease in the number of gold ounces sold. The
    decrease in ounces sold was largely related to the timing of sales whereby
    the Company had received 1,191 gold ounces in inventory as at December
    31, 2018 and those ounces were sold during the three months ended
    March 31, 2019. In comparison, there were no gold ounces in inventory
    as at December 31, 2019, and hence no additional sales during the first
    quarter of 2020.

— THREE MONTHS ENDED MARCH 31, 2020 COMPARED TO THE OTHER QUARTERS PRESENTED

When comparing net loss of $10.3 million and cash flow from operating activities of
$15.4 million for the three months ended March 31, 2020 with net income/loss and
cash flow from operating activities for the other quarters presented, the following
items impact comparability of analysis:

→   An $8.9 million non-cash impairment charge relating to the Company's
    Diavik royalty and certain other royalties within its Other Royalties
    segment was recognized during the three months ended March 31, 2020.

→   A $2.4 million non-cash impairment charge relating to the Company's
    Diavik royalty was recognized during the three months ended December
    31, 2019.

→   The Company recognized gains and losses with respect to the revaluation
    of its investments, which were primarily driven by changes in the fair
    value of the Equinox and Americas Gold convertible debentures. These
    gains/losses were recognized as follows:

    • *During the three months ended March 31, 2020, a loss of $5.9 million was recognized;*
    • *During the three months ended December 31, 2019, a gain of $4.8 million was recognized;*
    • *During the three months ended September 30, 2019, a gain of $2.1 million was recognized;*
    • *During the three months ended June 30, 2019, a gain of $1.4 million was recognized;*
    • *During the three months ended March 31, 2019, a gain of $1.2 million was recognized;*
    • *During the three months ended December 31, 2018, a gain of $1.1 million was recognized;*
    • *During the three months ended September 30, 2018, a gain of $0.1 million was recognized;*
    • *During the three months ended June 30, 2018, a loss of $0.5 million was recognized.*

→   Overall, Attributable Gold Equivalent ounces sold have increased over
    the course of the last four years as a result of the acquisition of various
    assets including the Houndé royalty acquisition in January 2018, the Teck

Resources Limited royalty package which consists of 52 royalties and was purchased during the three months ended March 31, 2016 and the Yamana silver stream and Chapada copper stream which were acquired in the three months ended December 31, 2015.

— CHANGE IN TOTAL ASSETS

Total assets decreased by $46.9 million from December 31, 2019 to March 31, 2020 as a result of (i) a decrease in the valuation of investments; (ii) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira, which is the functional currency of the entity that holds the Hod Maden interest, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd.; (iii) an impairment charge of $8.9 million primarily related to the Company's royalty investments; and (iv) depletion expense. The decrease in the valuation of investments and the depreciation in the Turkish Lira were largely responsible for the loss recognized through other comprehensive income for the three months ended March 31, 2020. Total assets increased by $14.4 million from September 30, 2019 to December 31, 2019, partly due to (i) $15 million remitted to Americas Gold for the construction of Relief Canyon, which was partly financed through the Company's revolving credit facility; and (ii) an increase in the valuation of investments; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; and (ii) depletion expense. The increase in the valuation of investments was largely responsible for the gain recognized through other comprehensive income for the three months ended December 31, 2019. Total assets increased by $7.8 million from June 30, 2019 to September 30, 2019, partly resulting from (i) $10 million remitted to Americas Gold for the construction of the Relief Canyon mine, which was partly financed through the Company's revolving credit facility; and (ii) an increase in the Hod Maden interest due to the appreciation of the Turkish Lira relative to the U.S. dollar; partially offset by depletion expense. The appreciation was partly responsible for the increase in other comprehensive income during the three months ended September 30, 2019. Total assets decreased by $19.1 million from March 31, 2019 to June 30, 2019, partly resulting from depletion expense. Total assets increased by $31.3 million from December 31, 2018 to March 31, 2019 primarily resulting from the acquisition of the Fruta del Norte royalty which was partly financed through the Company's revolving credit facility; partially offset by a decrease in the Hod Maden interest due to the devaluation of the Turkish Lira. The devaluation was largely responsible for the decrease in other comprehensive income during the three months ended March 31, 2019. Total assets increased by $11.8 million from September 30, 2018 to December 31, 2018 primarily resulting from an increase in the Hod Maden interest due to the appreciation of the Turkish Lira relative to the U.S.

dollar. This change was largely responsible for the increase in other comprehensive income during the three months ended December 31, 2018. Total assets decreased by $46.3 million from June 30, 2018 to September 30, 2018 primarily resulting from (i) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar; and (ii) a decrease in the valuation of investments. Both of these items were largely responsible for the decrease in other comprehensive income in the period. Total assets decreased by $23.9 million from March 31, 2018 to June 30, 2018 primarily resulting from (i) depletion expense; and (ii) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar, with a corresponding decrease in other comprehensive income in the period; partially offset by increases in the Company's cash balance due to positive cash flow from operating activities.

— NON-IFRS AND OTHER MEASURES

The Company has included, throughout this document, certain performance measures, including (i) average cash cost per Attributable Gold Equivalent ounce, (ii) average realized gold price per Attributable Gold Equivalent ounce, (iii) cash operating margin, (iv) cash flows from operating activities excluding changes in non-cash working capital; and (v) all-in sustaining cost per gold ounce on a co-product basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.   Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company's cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. **Figure 1.1** provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1

In $000s (except for ounces sold and per ounce amounts)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019	
Cost of Sales, excluding depletion[1]	$	4,209	$	3,398
Divided by:				
Total Attributable Gold Equivalent ounces sold[2]		13,393		14,071
Equals:				
Average cash cost of gold (per Attributable Gold Equivalent ounce)	$	314	$	241

[1]   *Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.*

[2]   *The Company's royalty and other commodity stream revenue is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity revenue for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.*

ii.   Average realized gold price per Attributable Gold Equivalent ounce is calculated by dividing the Company's sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. **Figure 1.2** provides a reconciliation of average realized gold price per Attributable Gold Equivalent ounce.

Figure 1.2

In $000s (except for ounces sold and per ounce amounts)	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019	
Total Revenue	$	21,332	$	18,168
Divided by:				
Total Attributable Gold Equivalent ounces sold		13,393		14,071
Equals:				
Average realized gold price (per Attributable Gold Equivalent ounce)	$	1,593	$	1,291

iii.   Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per Attributable Gold Equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

iv.   Cash flows from operating activities excluding changes in non-cash working capital is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The

Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. **Figure 1.3** provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.3

In $000s	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019	
Cash flows from operating activities	$	15,374	$	13,965
Add:				
Changes in non-cash working capital		(976)		(1,138)
Equals:				
Cash flows from operating activities excluding changes in non-cash working capital	$	**14,398**	$	**12,827**

v.   The Company has also used the non-IFRS measure of all-in sustaining cost per gold ounce on a co-product basis. With respect to the Hod Maden project, all-in sustaining cost per gold ounce on a co-product basis is calculated by removing the impact of other metals that are produced as a result of gold production and apportions the costs (operating costs, royalties, treatment and refining costs and sustaining capital) to each commodity produced on a percentage of revenue basis. These gold apportioned costs are then divided by the payable gold ounces produced. The Company presents all in sustaining cost per gold ounce on a co-product basis as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis.

[(Operating Costs ($557.6 million) + Royalties ($131.4 million) + Treatment & Refining Costs ($164.9 million) + Sustaining Capital ($114.2 million)) x Gold Revenue ($2,586.4 million)/Total Revenue ($3,360.8 million)] / Payable Gold Ounces (1,990,000 ounces) = $374 all-in sustaining cost per ounce.

— LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2020, the Company had cash and cash equivalents of $5.2 million (December 31, 2019 — $7.0 million) and working capital of $21.3 million (December 31, 2019 — $24.3 million). Upon closing of the early warrant exercise incentive program in April 2020, part of the proceeds were used to reduce the balance of the Company's revolving credit facility. As a result, the Company currently has no bank

debt and the entire $225 million revolving credit facility as well as an additional uncommitted accordion of up to $75 million remains available for future acquisitions and general corporate purposes.

During the three months ended March 31, 2020, the Company generated cash flows from operating activities of $15.4 million compared with $14.0 million during the comparable period in 2019, with the increase being primarily attributable to an increase in the average realized selling price of gold.

During the three months ended March 31, 2020, the Company had net cash outflows from investing activities of $4.9 million which were primarily the result of the acquisition of $4.8 million in investments and other. During the three months ended March 31, 2019, the Company had net cash outflows from investing activities of $37.8 million which were primarily the result of (i) the $32.8 million payment in connection with the Fruta del Norte royalty acquisition; and (ii) the acquisition of $3.6 million in investments and other.

During the three months ended March 31, 2020, the Company had net cash outflows from financing activities of $12.2 million primarily related to (i) a $41.0 million draw down on its revolving credit facility; (ii) the subsequent repayment of $36.0 million under the same revolving credit facility as well as $0.5 million in related interest expense; and (iii) $23.5 million related to the redemption of the Company's common shares under the NCIB; partially offset by $6.9 million in proceeds from the exercise of warrants and stock options. During the three months ended March 31, 2019, the Company had net cash inflows from financing activities of $29.9 million largely related to (i) a $52.0 million draw down on its revolving credit facility to help fund the Company's recent acquisitions; (ii) the subsequent repayment of $8.0 million under the same revolving credit facility; and (iii) $15.9 million related to the redemption of the Company's common shares under the NCIB; partially offset by $2.4 million in proceeds from the exercise of stock options.

— COMMITMENTS AND CONTINGENCIES

In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [5, 6, 7, 8, 9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1, 2, 3, 4]
Black Fox	8%	$561
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Relief Canyon	32,022 ounces over 5.5 years and 4% thereafter	Varies
Santa Elena	20%	$464
Yamana silver stream	20%	30% of silver spot price

[1]   *Subject to an annual inflationary adjustment except for Ming.*

[2]   *For the Relief Canyon stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Project for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations.*

[3]   *For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.*

[4]   *For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.*

[5]   *For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.*

[6]   *For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.*

[7]   *For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.*

[8]   *For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.*

[9]   *Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.*

Sandstorm has been informed that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these

severance claims, estimated to be approximately $6 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

— SHARE CAPITAL

As of May 7, 2020, the Company had 190,052,258 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail), with the net proceeds of the 2016 equity financing used to reduce the balance of the Company's revolving credit facility.

A summary of the Company's share purchase options as of May 7, 2020 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)[1]	Weighted average exercise price per share (CAD)[1,2]
2020	499,000	499,000	3.60–3.64	3.61
2021	1,216,000	1,216,000	4.96	4.96
2022	1,247,533	982,535	5.02–15.00	5.29
2023	3,121,665	1,035,002	5.92	5.92
2024	1,427,000	-	8.89	-
	7,511,198	**3,732,537**		**5.13**

[1] For options exercisable in British Pounds Sterling ("GBP"), exercise price is translated to Canadian Dollars ("CAD") using the period end exchange rate.

[2] Weighted average exercise price of options that are exercisable.

As of May 7, 2020, the Company has 4,109,014 warrants outstanding with an exercise price of $4.00 per share and an expiry date of November 3, 2020. The Company also has 2,602,065 restricted share rights outstanding as at May 7, 2020.

— KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company is as follows:

In $000s	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019	
Employee salaries and benefits	$	313	$	303
Share based payments		1,004		901
Total key management compensation expense	**$**	**1,317**	**$**	**1,204**

— FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, loans receivable which are included in other assets, trade and other payables and bank debt. The Company's short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. Investments are held for long-term strategic purposes. The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable which are included in other assets, trade and other payables and bank debt approximate their carrying values at March 31, 2020.

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, loans receivable which are included in other assets, trade and other receivables and the Company's investments in convertible debentures. The Company's trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company's investments in convertible debentures are subject to the counterparties' credit risk. In particular, the Company's convertible debentures due from Equinox and Americas Gold are subject to the respective counterparty credit risk and the Company's ability to realize on its security. Furthermore, the convertible debenture due from Equinox is subject to the risk that the value of Equinox's equity decreases below the puttable price of the instrument. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

Currency Risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2020 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

Other Risks

Sandstorm holds common shares, convertible debentures, warrants and investments of other companies with a combined fair market value as at March 31, 2020 of $65.6 million (December 31, 2019 — $83.6 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at March 31, 2020 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $0.5 million and other comprehensive income by $4.0 million.

— OTHER RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company's Annual Information Form dated March 30, 2020, which is available on www.sedar.com.

The Chapada Mine, the Cerro Moro Mine, the Diavik Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Project, the Santa Elena Mine, the Karma Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the San Andres Mine, the Prairie Creek Project, the Bracemac-McLeod Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Houndé Mine and other royalties and commodity streams in Sandstorm's portfolio are hereafter referred to as the "Mines".

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land

tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or receive economic benefit from its interest in the Hod Maden Project, if no gold or applicable commodity is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the

Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The operations with respect to the Company's gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Cote D'Ivoire, Argentina, Brazil, Chile, Peru, Paraguay, Honduras, French Guiana, Turkey, Sweden and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company's 30% net profits interest in the project. There are no assurances that the Company will be able to successfully convert its 30% interest in the Hod Maden Project into a commodity stream or royalty nor are there any assurances that the Company may be able to maintain its interest in Hod Maden if sanctions are imposed on Turkey or Lidya and its related entities. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée's joint venture agreement with Oyu Tolgoi

LLC may adversely affect the Company's profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus Minerals Inc.'s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's past and future profits being subject to increased levels of income tax. The Company's prior years' tax returns may be audited by the Canada Revenue Agency ("CRA"), and no assurances can be given that tax matters, if they so arise will be resolved favorably. The CRA completed an audit of Sandstorm Gold Ltd.'s 2009 — June 2015 tax returns and issued a corresponding finalization letter in February 2019. Based on the letter received, there would be no adverse implications for the Company's financial statements if the Company accepted the CRA's proposed adjustments. The majority of the Company's Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore, subject to Canadian tax.

Commodity Prices for Metals Produced from the Mines

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of gold, silver and/or copper (collectively, the "Metals"). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper producing countries throughout the world.

In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company's results of operations.

Information Systems and Cyber Security

The Company's information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties.

The Company's operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Key Management

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company's ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Environmental

All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies' operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm's operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm's reputation and could adversely affect Sandstorm's results of operations.

Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm's mining interests are exposed to climate-related risks through the operations at the Mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.

Solvency Risk of Counterparties

The price of the common shares and the Company's financial results may be significantly affected by the Mines operators' ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.

As the Revolving Facility is secured against the Company's assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company's common shares and financial results.

Health Crises and Other

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including more recently, the novel COVID-19. A significant outbreak could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company's business and the market price of the common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business and the market price of the Company's securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may

be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on its operations or financial results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company's operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any outbreak or threat of an outbreak of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.

— OTHER

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company's 2019 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates, with the exception of the impact of COVID-19 on significant judgements and estimates which is described in note 2(c) of the Company's condensed consolidated interim financial statements for the three months ended March 31, 2020.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited

to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company's internal control over financial reporting includes:

➔ Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

➔ Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

➔ Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

➔ Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

Changes in Internal Controls

In the quarter, the Company's employees began working remotely from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the quarter ended March 31, 2020 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Project, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" herein and those risks described in the section entitled "Risk Factors" contained in Sandstorm's most recent Annual Information Form for the year ended December 31, 2019 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm's existing Gold Streams and royalties as well as its future outlook, the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Project, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Condensed Consolidated Interim Financial Statements

(Unaudited) | For The Period Ended March 31, 2020

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

Expressed in U.S. Dollars ($000s)

ASSETS	Note	March 31, 2020		December 31, 2019	
Current					
Cash and cash equivalents		$	5,171	$	6,971
Short-term investments	6		10,995		10,801
Trade and other receivables			6,412		7,611
Other current assets			3,006		2,761
		$	25,584	$	28,144
Non-current					
Mineral, royalty and other interests	4	$	378,168	$	395,533
Hod Maden interest	5		106,662		116,585
Investments	6		54,596		72,840
Deferred income tax assets			5,384		4,303
Other long-term assets			5,922		5,770
Total assets		$	**576,316**	$	**623,175**

LIABILITIES					
Current					
Trade and other payables		$	4,249	$	3,865
Non-current					
Bank debt		$	50,000	$	45,000
Lease liabilities and other			3,221		3,414
		$	**57,470**	$	**52,279**

EQUITY					
Share capital	7	$	641,388	$	657,551
Reserves			21,448		20,466
Deficit			(13,208)		(2,866)
Accumulated other comprehensive loss			(130,782)		(104,255)
		$	**518,846**	$	**570,896**
Total liabilities and equity		$	**576,316**	$	**623,175**

Commitments and contingencies (Note 12)

Subsequent event (Note 14)

ON BEHALF OF THE BOARD:

"Nolan Watson", *Director*   **"David De Witt",** *Director*

Condensed Consolidated Interim Statements of Income (Loss)

(unaudited)
Expressed in U.S. Dollars ($000s)
Except for per share amounts

	Note	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
Sales	13	$ 14,333	$	12,627
Royalty revenue	13	6,999		5,541
		$ 21,332	$	18,168
Cost of sales, excluding depletion	13	$ 4,209	$	3,398
Depletion	13	8,564		8,001
Total cost of sales		$ 12,773	$	11,399
Gross profit		$ 8,559	$	6,769
Expenses and other (income)				
▸ Administration expenses [1]	9	$ 2,062	$	1,800
▸ Project evaluation [1]		1,354		1,327
▸ Loss (gain) on revaluation of investments	6	5,852		(1,191)
▸ Finance expense		844		844
▸ Mineral, royalty and other interests impairments	4(b)	8,877		-
▸ Finance income		(33)		(263)
▸ Foreign exchange loss		286		114
▸ Other		108		44
(Loss) income before taxes		$ (10,791)	$	4,094
Current income tax expense		$ 705	$	458
Deferred income tax (recovery) expense		(1,154)		1,139
	8	$ (449)	$	1,597
Net (loss) income for the period		$ (10,342)	$	2,497
Basic (loss) earnings per share		$ (0.06)	$	0.01
Diluted (loss) earnings per share		$ (0.06)	$	0.01
Weighted average number of common shares outstanding				
▸ Basic	7 (e)	177,731,719		179,033,930
▸ Diluted	7 (e)	177,731,719		189,834,105
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses and project evaluation		$ 1,405	$	1,257

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(unaudited)

Expressed in U.S. Dollars ($000s)

	Note	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
Net (loss) income for the period		$ (10,342)	$	2,497
Other comprehensive loss for the period				
Items that may subsequently be re-classified to net income:				
Currency translation differences		$ (10,541)	$	(9,877)
Items that will not subsequently be re-classified to net income:				
(Loss) gain on FVTOCI investments	6	(15,997)		2,254
Tax recovery on FVTOCI investments		11		152
Total other comprehensive loss for the period		$ (26,527)	$	(7,471)
Total comprehensive loss for the period		$ (36,869)	$	(4,974)

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
Operating activities				
▸ Net (loss) income for the period		$ (10,342)	$	2,497
Items not affecting cash:				
▸ Depletion and depreciation		$ 8,685	$	8,547
▸ Mineral, royalty and other interests impairments		8,877		-
▸ Deferred income tax expense		(1,154)		1,139
▸ Share based payments		1,405		1,257
▸ Loss (gain) on revaluation of investments	6	5,852		(1,191)
▸ Interest expense and financing amortization		680		527
▸ Unrealized foreign exchange loss		150		141
▸ Loss (gain) on mineral interest disposal and other		245		(90)
▸ Changes in non-cash working capital	10	976		1,138
		$ 15,374	$	13,965
Investing activities				
▸ Acquisition of mineral, royalty and other interests		$ (75)	$	(33,207)
▸ Proceeds from disposal of investments and other		762		-
▸ Acquisition of investments and other assets		(4,793)		(3,639)
▸ Investment in Hod Maden interest	5	(750)		(1,000)
		$ (4,856)	$	(37,846)
Financing activities				
▸ Redemption of common shares (normal course issuer bid)		$ (23,524)	$	(15,917)
▸ Bank debt drawn		41,000		52,000
▸ Bank debt repaid		(36,000)		(8,000)
▸ Interest paid		(537)		(622)
▸ Proceeds on exercise of warrants, options and other		6,861		2,431
		$ (12,200)	$	29,892
Effect of exchange rate changes on cash and cash equivalents		$ (118)	$	(89)
Net (decrease) increase in cash and cash equivalents		$ (1,800)	$	5,922
Cash and cash equivalents—beginning of the period		6,971		5,892
Cash and cash equivalents— end of the period		$ 5,171	$	11,814

Supplemental Cash Flow Information (Note 10)

Condensed Consolidated Interim Statements of Changes in Equity

(unaudited)

Expressed in U.S. Dollars ($000s)

	Note	SHARE CAPITAL		RESERVES				
		Number	Amount	Share Options and Restricted Share Rights	Share Purchase Warrants	Deficit	Accumulated Other Comprehensive Loss	Total
At January 1, 2019		**180,881,580** $	**684,722**	$ **15,748** $	**4,964**	$ **(19,263)** $	**(102,774)** $	**583,397**
Options exercised	7 (b)	1,213,545	4,067	(1,464)	-	-	-	2,603
Acquisition and cancellation of common shares (normal course issuer bid)		(3,202,730)	(15,827)	-	-	-	-	(15,827)
Share based payments		-	-	1,257	-	-	-	1,257
Total comprehensive income (loss)		-	-	-	-	2,497	(7,471)	(4,974)
At March 31, 2019		**178,892,395** $	**672,962**	$ **15,541** $	**4,964**	$ **(16,766)** $	**(110,245)** $	**566,456**
Options exercised	7 (b)	1,967,563	6,699	(2,152)	-	-	-	4,547
Warrants exercised and expired	7 (c)	1,506,051	7,068	-	(294)	-	-	6,774
Vesting of restricted share rights		339,404	1,516	(1,516)	-	-	-	-
Acquisition and cancellation of common shares (normal course issuer bid)		(5,477,472)	(30,694)	-	-	-	-	(30,694)
Share based payments		-	-	3,923	-	-	-	3,923
Total comprehensive income		-	-	-	-	13,900	5,990	19,890
At December 31, 2019		**177,227,941** $	**657,551**	$ **15,796** $	**4,670**	$ **(2,866)** $	**(104,255)** $	**570,896**
Options exercised	7 (b)	57,335	262	(61)	-	-	-	201
Warrants exercised and expired	7 (c)	1,509,660	7,084	-	(295)	-	-	6,789
Vesting of restricted share rights		15,667	67	(67)	-	-	-	-
Acquisition of common shares (normal course issuer bid)	7 (a)	(4,599,020)	(23,524)	-	-	-	-	(23,524)
Share based payments		-	-	1,405	-	-	-	1,405
Other		-	(52)	-	-	-	-	(52)
Total comprehensive loss		-	-	-	-	(10,342)	(26,527)	(36,869)
At March 31, 2020		**174,211,583** $	**641,388**	$ **17,073** $	**4,375**	$ **(13,208)** $	**(130,782)** $	**518,846**

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

March 31, 2020 | Expressed in U.S. Dollars

1 NATURE OF OPERATIONS

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively "Sandstorm", "Sandstorm Gold" or the "Company") is a resource-based company that seeks to acquire gold and other metals purchase agreements ("Gold Streams" or "Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine's production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on May 7, 2020.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements including International Accounting Standard 34-Interim Financial Reporting ("IAS 34"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2019.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year

ended December 31, 2019. The Company's interim results are not necessarily indicative of its results for a full year.

B   Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value or amortized cost.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C   COVID-19 Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of policy judgment are consistent with those reported in our 2019 annual consolidated financial statements. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. As disclosed in our 2019 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including investments in equity interests of other entities.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated

to be far-reaching. To date there have been significant stock market declines and volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to our Streams and royalties, on the operations of our partners, on our employees and on global financial markets.

We recorded a Mineral, Royalty and Other Interests impairment in the first quarter of $7.9 million related to our Diavik Royalty (Note 4). There is heightened potential for further impairments or reversal of this and possibly other impairments over the balance of 2020. Additionally, we recorded losses on the revaluation of our investments of 5.9 million through profit and loss and $16.0 million through other comprehensive income. In the current environment, assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could in future significantly affect the valuation of our assets, both financial and non-financial.

3   FINANCIAL INSTRUMENTS

A   Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that

is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value

of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company's results.

Level 3 | Inputs that are unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2020 and December 31, 2019.

As at March 31, 2020:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short-term investments				
Convertible debt	$ 10,995	$ -	$ 10,995	$ -
Long-term investments				
Common shares held	$ 40,238	$ 40,238	$ -	$ -
Warrants and other	3,823	-	3,823	-
Convertible debt	10,535	-	10,535	-
	$ 65,591	$ 40,238	$ 25,353	$ -

As at December 31, 2019:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short-term investments				
Convertible debt	$ 10,801	$ -	$ 10,801	$ -
Long-term investments				
Common shares held	$ 52,325	$ 52,325	$ -	$ -
Warrants and other	4,623	-	4,623	-
Convertible debt	15,892	-	15,892	-
	$ **83,641**	$ **52,325**	$ **31,316**	$ **-**

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade and other receivables, loans receivable which are included in other assets, and trade and other payables approximate their carrying values at March 31, 2020 and December 31, 2019 due to their short-term nature. The fair value of the Company's bank debt approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the period ended March 31, 2020 and the year ended December 31, 2019.

ments in convertible debentures are subject to the counterparties' credit risk. In particular, the Company's convertible debentures due from Equinox Gold Corp. ("Equinox") and Americas Gold and Silver ("Americas Gold") are subject to the respective counterparty credit risk and the Company's ability to realize on its security. Furthermore, the convertible debenture due from Equinox is subject to the risk that the value of Equinox's equity decreases below the puttable price of the instrument. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

B   Credit Risk

The Company's credit risk is limited to cash and cash equivalents, loans receivable which are included in other assets, trade and other receivables and the Company's investments in convertible debentures. The Company's trade and other receivables is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company's invest-

C   Currency Risk

Financial instruments that impact the Company's net income or other comprehensive income due to currency fluctuations include: cash and cash equivalents, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2020 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

D Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company's revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at March 31, 2020, the Company had cash and cash equivalents of $5.2 million (December 31, 2019 — $7.0 million). Sandstorm holds common shares, convertible debentures, and warrants and other of other companies with a combined fair market value as at March 31, 2020 of $65.6 million (December 31, 2019 — $83.6 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

E Other Price Risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of long-term investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19. Based on the Company's investments held as at March 31, 2020, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $0.5 million and other comprehensive income by $4.0 million.

4 MINERAL, ROYALTY AND OTHER INTERESTS

A Carrying Amount

As of and for the three months ended March 31, 2020:

| In $000s | COST | | | ACCUMULATED DEPLETION | | | | | Carrying Amount |
	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Depletion in Ending Inventory	Impairment	Ending	
Aurizona Brazil	$ 11,091	$ -	$ 11,091	$ 985	$ 499	$ -	$ -	$ 1,484	$ 9,607
Black Fox Canada	37,817	-	37,817	29,412	429	-	-	29,841	7,976
Bracemac-McLeod Canada	21,495	-	21,495	18,099	355	-	-	18,454	3,041
Chapada Brazil	69,554	-	69,554	13,968	771	-	-	14,739	54,815
Diavik Canada	53,111	-	53,111	33,273	635	-	7,862	41,770	11,341
Fruta del Norte Ecuador	33,259	4	33,263	34	234	-	-	268	32,995
Hod Maden Turkey	5,818	-	5,818	-	-	-	-	-	5,818
Houndé Burkina Faso	45,101	15	45,116	8,515	920	-	-	9,435	35,681
Hugo North Extension and Heruga Mongolia	35,351	-	35,351	-	-	-	-	-	35,351
Karma Burkina Faso	26,289	-	26,289	13,248	699	-	-	13,947	12,342
Ming Canada	20,070	-	20,070	11,055	64	-	-	11,119	8,951
Relief Canyon United States	26,416	1	26,417	-	-	-	-	-	26,417
Santa Elena Mexico	23,354	-	23,354	21,610	122	-	-	21,732	1,622
Yamana silver stream Argentina	74,252	-	74,252	15,764	3,032	-	-	18,796	55,456
Other Royalties[1]	234,474	56	234,530	155,956	804	-	1,015	157,775	76,755
Total[2]	$ 717,452	$ 76	$ 717,528	$ 321,919	$ 8,564	$ -	$ 8,877	$ 339,360	$ 378,168

[1] Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and others.

[2] Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $55.4 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $322.8 million.

As of and for the year ended December 31, 2019:

In $000s	COST			ACCUMULATED DEPLETION					Carrying Amount
	Opening	Net Additions (Disposals)	Ending	Opening	Depletion[1]	Depletion in Ending Inventory	Impairment	Ending	
Aurizona Brazil	$ 11,033	$ 58	$ 11,091	$ 310	$ 675	$ -	$ -	$ 985	$ 10,106
Bachelor Lake Canada	24,029	4	24,033	23,564	469	-	-	24,033	-
Black Fox Canada	37,799	18	37,817	28,091	1,321	-	-	29,412	8,405
Bracemac-McLeod Canada	21,495	-	21,495	16,521	1,578	-	-	18,099	3,396
Chapada Brazil	69,528	26	69,554	10,602	3,366	-	-	13,968	55,586
Diavik Canada	53,111	-	53,111	23,569	7,256	-	2,448	33,273	19,838
Fruta del Norte Ecuador	-	33,259	33,259	-	34	-	-	34	33,225
Hod Maden Turkey	5,818	-	5,818	-	-	-	-	-	5,818
Houndé Burkina Faso	45,036	65	45,101	4,478	4,037	-	-	8,515	36,586
Hugo North Extension and Heruga Mongolia	35,351	-	35,351	-	-	-	-	-	35,351
Karma Burkina Faso	26,289	-	26,289	9,873	3,375	-	-	13,248	13,041
Ming Canada	20,070	-	20,070	9,866	1,189	-	-	11,055	9,015
Relief Canyon United States	-	26,416	26,416	-	-	-	-	-	26,416
Santa Elena Mexico	23,354	-	23,354	21,058	552	-	-	21,610	1,744
Yamana silver stream Argentina	74,236	16	74,252	6,072	9,692	-	-	15,764	58,488
Other Royalties[2]	209,579	862	210,441	128,518	3,193	-	212	131,923	78,518
Total[3]	$ 656,728	$ 60,724	$ 717,452	$ 282,522	$ 36,737	$ -	$ 2,660	$ 321,919	$ 395,533

[1] *Depletion during the period in the Consolidated Statements of Income (loss) of $37.8 million is comprised of depletion expense for the period of $36.7 million, and $1.1 million from depletion in ending inventory as at December 31, 2018.*

[2] *Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and others.*

[3] *Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $56.4 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $339.1 million.*

B   Impairments

Due to adverse diamond market conditions, partly exacerbated by the COVID-19 pandemic, the Company estimated the recoverable amount of the Diavik royalty and recorded an impairment charge of $7.9 million. The recoverable amount of $11.3 million was determined using a discounted cash flow model in estimating the fair value less costs of disposal. This is a level 3 measurement due to the unobservable inputs in the model. Key assumptions used in the cash flow forecast were: a mine life of approximately 3 years, a diamond price ranging from $55–$90 per carat and a 4% discount rate. The recoverable amount of Diavik is most sensitive to changes in diamond prices and mine life. In isolation, a 10% decrease in diamond prices would result in a reduction in the recoverable amount of approximately $1.2 million and a 1 year reduction in mine life would result in a reduction in the recoverable amount of approximately $3.5 million.

5   HOD MADEN INTEREST

The following table summarizes the changes in the carrying amount of the Company's Hod Maden interest:

In $000s		
At December 31, 2018	$	**127,224**
Company's share of net loss of associate		(414)
Capital investment		3,000
Currency translation adjustments		(13,225)
At December 31, 2019	$	**116,585**
Company's share of net loss of associate		(101)
Capital investment		750
Currency translation adjustments		(10,572)
At March 31, 2020	$	**106,662**

6 INVESTMENTS

As of and for the three months ended March 31, 2020:

In $000s	Fair Value Jan. 1, 2020	Additions	Disposals	Transfers	Fair Value Adjustment	Fair Value Mar. 31, 2020
Short-term investments						
▸ Convertible debt instruments [2]	$ 10,801	$ -	$ (151)	$ 137	$ 208	$ 10,995
Total short-term investments	**$ 10,801**	**$ -**	**$ (151)**	**$ 137**	**$ 208**	**$ 10,995**
Non-current investments						
▸ Common shares [1]	$ 52,325	$ 4,521	$ (611)	$ -	$ (15,997)	$ 40,238
▸ Warrants and other [2]	4,623	-	-	-	(800)	3,823
▸ Convertible debt instruments [2]	15,892	40	-	(137)	(5,260)	10,535
Total non-current investments	**$ 72,840**	**$ 4,561**	**$ (611)**	**$ (137)**	**$ (22,057)**	**$ 54,596**
Total Investments	**$ 83,641**	**$ 4,561**	**$ (762)**	**$ -**	**$ (21,849)**	**$ 65,591**

[1] *Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.*

[2] *Fair value adjustment recorded within Net Income (loss) for the period.*

As of and for the three months ended March 31, 2019:

In $000s	Fair Value Jan. 1, 2019	Additions	Disposals	Transfers	Fair Value Adjustment	Fair Value Mar. 31, 2019
Short-term investments						
▸ Convertible debt instruments [2]	$ 13,937	$ -	$ -	$ -	$ 221	$ 14,158
Total short-term investments	**$ 13,937**	**$ -**	**$ -**	**$ -**	**$ 221**	**$ 14,158**
Non-current investments						
▸ Common shares [1]	$ 33,139	$ 643	$ -	$ -	$ 2,254	$ 36,036
▸ Warrants and other [2]	2,106	-	-	-	63	2,169
▸ Convertible debt instruments [2]	10,998	-	-	-	907	11,905
Total non-current investments	**$ 46,243**	**$ 643**	**$ -**	**$ -**	**$ 3,224**	**$ 50,110**
Total Investments	**$ 60,180**	**$ 643**	**$ -**	**$ -**	**$ 3,445**	**$ 64,268**

[1] *Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.*

[2] *Fair value adjustment recorded within Net Income (loss) for the period.*

7   SHARE CAPITAL AND RESERVES

A   Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company's normal course issuer bid ("NCIB"), the Company is able until April 5, 2021, to purchase up to 17.2 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

During the period ended March 31, 2020, the Company, utilizing its previous NCIB, purchased and cancelled approximately 4.6 million common shares.

B   Stock Options of the Company

The Company has an incentive stock option plan (the "Option Plan") whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company's issued common shares as at the date of the grant.

A summary of the Company's options and the changes for the period is as follows:

	Number of options	Weighted average exercise price per share (CAD)[1]
Options outstanding at December 31, 2018	**9,322,641**	**4.58**
Granted	1,427,000	8.89
Exercised	(3,181,108)	(2.99)
Options outstanding at December 31, 2019	**7,568,533**	**6.06**
Exercised	(57,335)	(4.61)
Options outstanding at March 31, 2020	**7,511,198**	**6.08**

[1]   *For options exercisable in British Pounds Sterling ("GBP"), exercise price is translated to Canadian Dollars ("CAD") using the period end exchange rate.*

The weighted-average share price, at the time of exercise, for those shares that were exercised during the three months ended March 31, 2020 was CAD9.61 per share (year ended December 31, 2019 — CAD7.75). The weighted average remaining contractual life of the options as at March 31, 2020 was 3.14 years (December 31, 2019 — 3.38 years).

A summary of the Company's options as of March 31, 2020 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)[1]	Weighted average exercise price per share (CAD)[1,2]
2020	499,000	499,000	3.60–3.64	3.61
2021	1,216,000	1,216,000	4.96	4.96
2022	1,247,533	982,535	5.02–15.00	5.29
2023	3,121,665	1,035,002	5.92	5.92
2024	1,427,000	-	8.89	-
	7,511,198	**3,732,537**		**5.13**

[1]   *For options exercisable in GBP, exercise price is translated to CAD using the period end exchange rate.*

[2]   *Weighted average exercise price of options that are exercisable.*

C Share Purchase Warrants

A summary of the Company's warrants and the changes for the period is as follows:

	Number of warrants	Shares to be issued upon exercise of warrants
Warrants outstanding at December 31, 2018	**22,965,400**	**22,965,400**
Exercised	(1,506,051)	(1,506,051)
Warrants outstanding at December 31, 2019	**21,459,349**	**21,459,349**
Exercised	(1,509,660)	(1,509,660)
Warrants outstanding at March 31, 2020	**19,949,689**	**19,949,689**

The weighted-average share price, at the time of exercise, for those warrants that were exercised during the three months ended March 31, 2020 was CAD9.02 per share (year ended December 31, 2019 — CAD9.20).

A summary of the Company's warrants as of March 31, 2020 is as follows:

Number outstanding		Exercise price per share	Expiry date
15,000,000	$	3.50	October 27, 2020
4,949,689		4.00	November 3, 2020
19,949,689			

In April 2020, all 15 million warrants scheduled to expire on October 27, 2020 were exercised through the Company's early warrant exercise incentive program. Refer to note 14 – Subsequent event for more information.

D   Restricted Share Rights

The Company has a restricted share plan (the "Restricted Share Plan") whereby the Company may grant restricted share rights ("RSRs") to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 4,500,000 restricted share rights.

As at March 31, 2020, the Company had 2,602,065 RSRs outstanding.

E   Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

In $000s (excluding per share amounts)	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
Net (loss) income for the period	$ (10,342)	$ 2,497
Basic weighted average number of shares	177,731,719	179,033,930
Basic (loss) earnings per share	$ (0.06)	$ 0.01
Effect of dilutive securities		
▸ Stock options	-	2,376,073
▸ Warrants	-	6,692,618
▸ Restricted share rights	-	1,731,484
Diluted weighted average number of common shares	177,731,719	189,834,105
Diluted (loss) earnings per share	$ (0.06)	$ 0.01

The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD8.58 during the three months ended March 31, 2020 (March 31, 2019 — CAD7.01).

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
Stock options	1,429,250	2,250

The Company has a net loss for the three months ended March 31, 2020; however, if the Company had net earnings, 2,111,975 stock options, 8,718,609 warrants and 1,957,801 RSRs would have been included in the computation of diluted weighted average number of common shares as they would have been dilutive.

8   INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s		Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
(Loss) income before income taxes	$	(10,791)	$	4,094
Canadian federal and provincial income tax rates		27%		27%
Income tax (recovery) expense based on the above rates	$	(2,914)	$	1,105
Increase (decrease) due to:				
▸ Non-deductible expenses and permanent differences	$	382	$	342
▸ Non-taxable portion of capital gain (loss)		810		(161)
▸ Change in valuation allowance and other		1,273		311
Income tax expense	$	(449)	$	1,597

9   ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

In $000s		Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
Corporate administration	$	609	$	501
Employee benefits and salaries		461		420
Professional fees		246		170
Administration expenses before share based compensation	$	1,316	$	1,091
Equity settled share based compensation (a non-cash expense)		746		709
Total administration expenses	$	2,062	$	1,800

10   SUPPLEMENTAL CASH FLOW INFORMATION

In $000s		Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
Change in non-cash working capital:				
▸ Trade receivables and other	$	1,006	$	(361)
▸ Trade and other payables		(30)		1,499
Net decrease in cash	$	976	$	1,138

11   KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Three Months Ended March 31, 2020		Three Months Ended March 31, 2019	
Employee salaries and benefits	$	313	$	303
Share based payments		1,004		901
Total key management compensation expense	**$**	**1,317**	**$**	**1,204**

12   COMMITMENTS AND CONTINGENCIES

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [5, 6, 7, 8, 9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1, 2, 3, 4]
Black Fox	8%	$561
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Relief Canyon	32,022 ounces over 5.5 years and 4% thereafter	Varies
Santa Elena	20%	$459
Yamana silver stream	20%	30% of silver spot price

[1]   Subject to an annual inflationary adjustment except for Ming.

[2]   For the Relief Canyon stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Project for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations.

[3]   For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

[4]   For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

[5]   For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.

[6]   For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

[7]   For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

[8]   For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

[9]   Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

Sandstorm has been informed that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $6 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

13   SEGMENTED INFORMATION

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended March 31, 2020:

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Mineral, royalty and other interests impairment	Income (loss) before taxes	Cash flow from operating activities
Aurizona Brazil	GOLD	$ -	$ 1,909	$ -	$ 499	$ -	$ 1,410	$ 1,709
Black Fox Canada	GOLD	1,409	-	502	429	-	478	907
Bracemac-McLeod[1] Canada	VARIOUS	-	458	-	355	-	103	638
Chapada Brazil	COPPER	2,635	-	838	771	-	1,026	1,796
Diavik Canada	DIAMONDS	-	466	-	635	7,862	(8,031)	1,066
Fruta del Norte Ecuador	GOLD	-	484	-	234	-	250	149
Houndé Burkina Faso	GOLD	-	1,618	-	920	-	698	1,275
Karma Burkina Faso	GOLD	1,343	-	266	699	-	378	951
Ming Canada	GOLD	109	-	-	64	-	45	109
Santa Elena Mexico	GOLD	3,454	-	992	122	-	2,340	2,444
Yamana silver stream Argentina	SILVER	5,383	-	1,611	3,032	-	740	3,772
Other Royalties[2]	VARIOUS	-	2,064	-	804	1,015	245	2,240
Total Segments		$ 14,333	$ 6,999	$ 4,209	$ 8,564	$ 8,877	$ (318)	$ 17,056
Corporate:								
▸ Administration & Project evaluation expenses		-	-	-	-	-	(3,416)	(1,889)
▸ Foreign exchange loss		-	-	-	-	-	(286)	-
▸ Loss on revaluation of investments		-	-	-	-	-	(5,852)	-
▸ Finance (expense) income, net		-	-	-	-	-	(811)	11
▸ Other		-	-	-	-	-	(108)	196
Total Corporate		$ -	$ -	$ -	$ -	$ -	$ (10,473)	$ (1,682)
Consolidated		$ 14,333	$ 6,999	$ 4,209	$ 8,564	$ 8,877	$ (10,791)	$ 15,374

[1]   Royalty revenue from Bracemac-McLeod consists of $0.2 million from copper and $0.3 million from zinc.

[2]   Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek and others. Includes royalty revenue from royalty interests located in Canada of $0.9 million, the United States of $0.1 million, Argentina of $0.4 million, Honduras of $0.5 million and other of $0.2 million. Includes royalty revenue from gold of $2.0 million and other base metals of $0.1 million.

For the three months ended March 31, 2019:

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake Canada	GOLD	$ 2,074	$ -	$ 750	$ 126	$ 1,198	$ 2,097
Black Fox Canada	GOLD	838	-	353	204	281	485
Bracemac-McLeod[1] Canada	VARIOUS	-	650	-	394	256	639
Chapada Brazil	COPPER	2,518	-	760	789	969	1,758
Diavik Canada	DIAMONDS	-	1,729	-	1,928	(199)	1,729
Houndé Burkina Faso	GOLD	-	1,841	-	1,231	610	1,524
Karma Burkina Faso	GOLD	2,765	-	556	1,357	852	2,376
Ming Canada	GOLD	1,523	-	-	700	823	1,523
Santa Elena Mexico	GOLD	2,087	-	734	98	1,255	1,779
Yamana silver stream Argentina	SILVER	822	-	245	536	41	576
Other Royalties[2]	VARIOUS	-	1,321	-	638	683	1,277
Total Segments		$ 12,627	$ 5,541	$ 3,398	$ 8,001	$ 6,769	$ 15,763
Corporate:							
▸ Administration & Project evaluation expenses		-	-	-	-	(3,127)	(1,766)
▸ Foreign exchange loss		-	-	-	-	(114)	-
▸ Gain on revaluation of investments		-	-	-	-	1,191	-
▸ Finance (expense) income, net		-	-	-	-	(581)	(4)
▸ Other		-	-	-	-	(44)	(28)
Total Corporate		$ -	$ -	$ -	$ -	$ (2,675)	$ (1,798)
Consolidated		$ 12,627	$ 5,541	$ 3,398	$ 8,001	$ 4,094	$ 13,965

[1] Royalty revenue from Bracemac-McLeod consists of $0.3 million from copper and $0.4 million from zinc.

[2] Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek and others. Includes royalty revenue from royalty interests located in Canada of $0.5 million, the United States of $0.2 million, Argentina of $0.2 million, Honduras of $0.2 million and other of $0.2 million. Includes royalty revenue from gold of $1.0 million and other base metals of $0.3 million.

Total assets as of:

In $000s		March 31, 2020		December 31, 2019
Aurizona	$	11,407	$	11,706
Black Fox		7,976		8,405
Bracemac-McLeod		3,380		3,915
Chapada		54,815		55,586
Diavik		12,141		21,238
Fruta del Norte		33,345		33,300
Hod Maden [1]		112,480		122,403
Houndé		36,609		37,596
Hugo North Extension and Heruga		35,351		35,351
Karma		12,342		13,041
Ming		8,951		9,015
Relief Canyon		26,417		26,416
Santa Elena		1,622		1,744
Yamana silver stream		55,456		58,488
Other Royalties [2]		78,275		80,281
Total Segments	$	**490,567**	$	**518,485**
Corporate:				
▸ Cash and cash equivalents		5,171		6,971
▸ Investments		65,591		83,641
▸ Deferred income tax assets		5,384		4,303
▸ Other assets		9,603		9,775
Total Corporate	$	**85,749**	$	**104,690**
Consolidated	$	**576,316**	$	**623,175**

[1]   *Includes royalty interest of $5.8 million and investment in associate of $106.7 million at March 31, 2020. Includes royalty interest of $5.8 million and investment in associate of $116.6 million at December 31, 2019.*

[2]   *Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and others.*

14 SUBSEQUENT EVENT

In April 2020, the Company completed the early warrant exercise incentive program whereby 15 million outstanding and unlisted share purchase warrants were exercised at a price of $3.35 per warrant, resulting in an additional $50.3 million in cash. Part of the proceeds were used to pay off the Company's revolving credit facility.